Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

**The YieldStreet Prism Fund Distribution Rate Explained**

The YieldStreet Prism Fund (the “Fund”) will make payments based on a distribution rate, which is different from quarterly interest payments paid from most of YieldStreet’s other asset class offerings. We want to make sure that the YieldStreet Prism Fund’s distribution rate process is completely transparent. For more information, please view a detailed breakdown below.

But, before we dive into the YieldStreet Fund’s distribution rate, let’s first take a closer look at distribution rates in general.

## What is the distribution rate?

Shareholders of a Closed-End Fund, such as the YieldStreet Prism Fund, are typically paid dividends on a quarterly basis. We’ve set the rate of payment with the goal of creating a predictable quarterly distribution. We call this the YieldStreet Prism Fund’s distribution rate.

## What is the YieldStreet Prism Fund distribution rate and policy?

As noted on the Fund’s offering page, **the YieldStreet Prism Fund’s annualized distribution rate is 7%**[1]. Distributions are expected to be made quarterly, subject to the authorization of the Fund’s board of directors. The board has declared the Fund’s initial quarterly distribution.

The aim of the YieldStreet Prism Fund is to provide its shareholders with quarterly distributions. If the Fund did not earn enough interest in the prior quarter to support the declared distribution, the difference would be made up of a return of the shareholder’s principal.

**How exactly would this work?** Say the Fund earned 1.5% (6% annualized) in the prior quarter. In the quarterly distribution, shareholders of the Fund would receive a 1.5% distribution and then, in addition, would have .25% of their principal returned to meet the predetermined 1.75% (7% annualized) distribution rate.

**If my principal is returned do I still pay fees and expenses?** No. If your principal, or a portion of your principal, is returned you will not pay either the 1% Annual Management Fee[2] or the 0.5% Annual Administrative Fee[3] on that portion of your capital. This is known as a “non-destructive return of capital.” At YieldStreet, we don’t believe an investor should have to pay to receive their return of capital.

**What if the Fund earns more than the distribution rate?** In a scenario where the Fund earns greater than 7% annualized, the excess would remain in the Fund. As a Closed-End Fund is required to distribute 90% of its earnings on an annual basis, we may choose to pay out a

special dividend at the end of the year. As the Fund and its investments eventually terminate, the balance of the Fund will be distributed back to shareholders.

## Can I reinvest my distributed dividends?

As mentioned above, the Fund will distribute dividends, as opposed to interest. Shareholders in the YieldStreet Prism Fund will have the opportunity to compound their earnings by reinvesting their dividends. When a shareholder chooses to reinvest dividends, this means that the dividend payments are automatically used to purchase additional shares of the YieldStreet Prism Fund. There are a few different reasons shareholders may want to reinvest their dividends:

**It's free with the YieldStreet Prism Fund**
When you reinvest your dividends with the YieldStreet Prism Fund, the transaction is free. Shareholders are not charged a fee for reinvesting their dividends back into the Fund.

**Your Earnings Compound**
Just like compounding interest when it comes to your bank account, reinvesting your dividends allows your earnings to compound. In this situation, you are essentially earning 7%[1] from not only your initial principal, but also from your dividends. Finally, reinvesting your dividends enables you to potentially grow your wealth faster by decreasing cash drag in your investment portfolio.

**Tax Efficiency**
Another reason shareholders might want to reinvest their dividends is tax efficiency. Due to its tax status, the YieldStreet Prism Fund is not taxed at the corporate level, so only the investor's distributions are taxed. As a result, the investor avoids double taxation, which is common with corporate stocks. In addition, investing in the Fund with your YieldStreet IRA will enable you to either defer (Traditional IRA) or avoid (Roth IRA) tax on these earnings.

For additional information on the YieldStreet Prism Fund please reference: What is the YieldStreet Prism Fund?

To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the prospectus, available for download on this page.

If you have additional questions regarding the Fund, please reach out to the YieldStreet team at investments@yieldstreetprismfund.com.

**Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.**

**Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.**

*The securities described in the prospectus are not offered for sale in the states of Nebraska, North Dakota or Texas or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska, North Dakota or Texas at this time.*

[1] Reflects the initial quarterly distribution declared by the board of directors on January 6, 2020, which will be payable to stockholders of record as of June 10, 2020, and the initial offering price of $10 per share. The board of directors approved a quarterly distribution of $0.0175 per share, which would equate to a 7% annual distribution based on the initial offering price of $10 per share.

[2] The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters. BlackRock, as the Fund's sub-adviser, is entitled to receive a management fee from YieldStreet, as described in the Fund's prospectus.

[3] The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.